July 17, 2014

Angela McHale

Attorney-Advisor

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

Re: PetroneWorldwide, Inc.

Form10-12G

Filed June13, 2014

FileNo. 000-30380

Dear Ms. McHale:

This correspondence is in response to your letter dated July 10, 2014 in reference to our filing of the Form 10 filed June 13, 2014 on the behalf of Petrone Worldwide,

Inc. File No. 000-30380.

Please accept the following responses and note that Registrant filed amended

Form 10-12G on July 17, 2014.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable

Answer: We are filing our June 30, 2014 financial with our responses and note that your comments will be incorporated in all future filings including this one.

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Item 1. Business, page 2

Company History, page 2

2. Please expand your description of your business to include a more detailed discussion of the reverse merger which took place in February 2014. Please ensure that all pertinent information is disclosed.

Answer: We have included in this section a more detailed description of the reverse.

3. Please expand your disclosure to explain the reasons for the name changes and describe in greater detail your type of business over the years.

Answer: We have expanded our disclosure and explained the reasons for the name change and the type of business we conducted in the past and included this on page 2.

Business Overview, page 2

4. It is unclear from your disclosure in this section what your business is. We note your disclosure on page 23 that you are a wholesaler and distributor of tabletop and hotel room products. We further note that your website indicates that you also sell food and beverage products and services. Please revise this section to clearly describe your current business. Refer to Item 101(h) of Regulation S-K.

Answer: We have on page 2 in detailed described clearly we feel what our business is, what is was, and what we hope it to be.

5. We note your disclosure on page 2 that you have over twenty years of expertise. We further note your disclosure on page 3 regarding your over thirty years of experience, and your disclosure on page 21 regarding your over twenty-five years of experience. Please revise for consistency and support your statement by describing your experience.

Answer: We have on page 2, 3, and 21 clarified and made consistent the years of experience

Success Factors, page 3

6. Please revise this section to provide specific details about your business. For example, please revise to provide an overview of the specific products and services you offer, the geographic locations in which you operate, and the intellectual property rights of which you have exclusive use. Please also define the term â€Œspecked product provider,â€ to which you refer in the last bullet of this section.

Answer: We have significantly revised this section of success factors to describe in detail our products, our services and the geographic location in which we operate. We have clarified our property rights and expanded on the definition of “specked product provider”

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Item 1A. Risk Factors, page 4

7.	Please add risk factor disclosure regarding your auditor’s opinion that there is a substantial doubt about your ability to continue as a going concern.

Answer: We have done so on page 4

8.	Please add risk factor disclosure to discuss any risks associated with Mr. Petrone’s lack of experience in running a public company, to the extent applicable.

Answer: We have detailed in the form 10 Mr. Petrones experience as an officer of public companies and hence do not feel there is a lack of experience in this area.

If capital is not available to us to expand our business operations, page 16

9.	We note that this risk factor indicates that you require“additional capital to acquire additional properties and to participate in the development of the properties,”and that these properties will be used to produce oil and gas. Please advise as to how this is consistent with your business plan or revise your disclosure accordingly.

Answer: We have significantly revised this risk factor to clarify.

Management discussion and analysis of financial condition and results of operations, page 17

10.	Please consider revising this section to provide a better overview of your operations, including any known material trends,events, and uncertainties related to your results of operations. It would also be helpful to include a discussion of key variables and financial measures management utilizes in managing the business.

Answer: we have clarified and detailed on page 17 a better over view of our operations and uncertainties.

11.	Please expand your MD&A analysis to disclose specific reasons for changes from year to year and period to period.

Answer: We have significantly expanding our discussion on the reasons for the changes from period to period for revenues, operations and results.

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Liquidity and Capital Resources, page18

12.	You state that you will need additional funding to support operating activities in the next twelve months. Please expand your disclosure to provide the amount of additional funding you will need,aswell as the planned use(s) of such funding. Please also specifically describe any known material commitments. Refer to Item 303(a)(2) of Regulation S-K.

Answer: We have supplied our estimate of money needed to be raised and its uses and lack of material commitments.

Item 5. Directors and Executive Officers, page 21

13.	Please revise this section to disclose Mr. Petrone’s specific business experience during the past five years. Refer to Item 401(e) of Regulation S-K. Please also clarify Mr. Petrone’s term of office as your sole officer and director.

Answer: We have clarified and specified Mr. Petrone’s experience and terms of office in the last 5 years and made more specific his experience in the past.

Item 6. Executive Compensation, page 22

14.	Please revise this section to disclose the compensation paid to Mr. Petrone during your last two completed fiscal years or advise. We note your disclosure regarding compensation to Mr. Petrone on page F-10. Refer to Item 402 of Regulation S-K.

Answer: We have made consistent and clarified the executive compensation for Mr. Petrone.

Item 7. Certain relationships and related transactions, and director independence, page 23

Related party transactions, page 23

15.	Please ensure the date of the reverse merger is consistent with dates in other sections of the document such as the notes to the financial statements on pages F-7 and F-17.

Answer: We have revised for consistency on the date of the merger throughout.

Item 9. Market Price of and Dividends on the Company’s Common Equity, page 23

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16.	Please revise your table to include the quarterly high and low sale prices for your common shares for the first quarter of 2014 or advise. Refer to Item 201(a)(1)(ii) of Regulation S-K.

Answer: we have revised to include the table to June 30, 2014 by adding quarters March and June 2014.

Interim Financial Statements

17. Please appropriately identify the interim financial information as unaudited.

Answer: We have updated the financials thru June 30, 2014, marked them clearly unaudited and enacted the suggestions made that the SEC staff on the March 31, 2014 statement for the June 30, 2014 one.

Statements of Operations, page F-4

18.	Please revise your statements of operations to disclosure the line items characterized by expense type as opposed to method of payment.

Answer: We have changed the presentation to comply with the suggestion by the staff and in accordance SX-03

Basis of presentation, pageF-7

19.	Please state in your disclosure that you effectuated a 1 for 500 reverse stock split to be consistent with your disclosure in Note 4 on page F-19

Answer: We have adjusted for consistency to reflect the 1 to 500 reverse.

Report of Independent Registered PublicAccountingFirm, pageF-11

20.	Please tell us why your independent registered public accounting firm issued a clean opinion on the financial statements although you disclosed on page 18 that your independent auditors included an explanatory paragraph regarding substantial doubt
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about your ability to continue as a going concern. Also, in Note 3 you disclose factors that raise substantial doubt about your ability to continue as a going concern.

Answer: The paragraph related to going concern was inadvertently deleted from the edgar version-It is now included as it was originally in the word version.

Statement of Operations, page F-14

21.           Please present revenues from products separately from revenues from services.

Answer: We have segregated both at December 31, 2013 and June 30, 2014 revenues from consulting and revenues from product sales.
Notes to Financial Statements, page F-17

22.	Please disclose the accounting for the reverse merger described in the notes to the financial statements. Please ensure that similar disclosure in your interim financial statements.

Answer: We have disclosed the specific accounting transaction as a subsequent event in the December 31, 2013 statement and included this disclosure in note 1 in the interim statements.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Victor Petrone, Jr.

Victor Petrone, Jr.

Chief Executive Officer

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